DEGOLYER AND MACNAUGHTON

Canada Limited
311 – 6t h Avenue SW, Suite 1430
Energy Plaza, East Tower
Calgary, Alberta, Canada T2P 3H2

     TELEPHONE
(403) 266-8680 FAX
     (403) 266-1887

February 17, 2009

LETTER OF CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marches financiers du Québec

Re:	TransGlobe Energy Corporation (the "Company")
Short Form Prospectus (the "Prospectus") dated February 17, 2009

We hereby consent to the reference to our firm's name and to the use of our report dated January 21, 2009 evaluating the crude oil reserves attributable to the properties of the Company and other subsidiaries of the Company as at December 31, 2008 in the Prospectus which is incorporated by reference into the Prospectus.

We have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained therein derived from our reports or that is within our knowledge as a result of the services we provided in preparing the reports.

Yours truly,

DEGOLYER MACNAUGHTON CANADA LIMITED

(signed) "DeGolyer MacNaughton Canada Limited"

Calgary, Alberta
February 17, 2009